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                                                   April 1994

Dear Shareholder:

At this year's Annual Meeting, in addition to the slate of directors and the ratification of Ogden's auditors, Ogden's shareholders are being asked to vote in favor of an amendment to Ogden's 1990 Stock Option Plan and the adoption of a formula bonus plan for Ogden's Chief Executive Officer.

The Ogden Board of Directors, following the recommendation of the Compensation Committee, is seeking your approval to amend the 1990 Plan to, among other things, reserve an additional 3.2 million shares of Ogden common stock for issuance under that plan, which will be linked to a 3.2 million stock repurchase program. The formula bonus plan for Ogden's Chief Executive Officer has been designed to tie directly to performance and preserve the corporation's ability to deduct the Chief Executive Officer's annual bonus by meeting the requirements of the new tax law. The details of the proposed amendment and formula bonus plan are described in Proposal (3) and Proposal (4) of the enclosed Proxy, which I urge you to read carefully.

I am writing to you principally to explain why the Compensation
Committee of the Ogden Board of Directors believes the amendment to Ogden's 1990 Stock Option Plan should be supported by its shareholders.

In 1993, Ogden achieved strong financial results as evidenced by a 15% increase in total revenues and an 11.2% increase in pretax income reflecting, in large measure, the results of its waste-to-energy business. The stock market did not treat waste management related companies very kindly this past year. Many of those companies saw their share prices decline significantly, and the companies as a group averaged a total return to their shareholders of negative 27% in 1993. Nevertheless, Ogden's 1993 share price held its ground, supported by its $1.25 per share annual dividend, resulting in a 5.5% total return to Ogden's shareholders. In fact, under R. Richard Ablon's three year tenure as Ogden's Chief Executive Officer, Ogden's cumulative total return to shareholders has been an impressive 45%. We think that this is strong evidence that Ogden's diversified service strategy makes sense.

However, Ogden faces many tough challenges as it seeks to create greater economic value for its shareholders over the next decade. Ogden management is aggressively pursuing global expansion for its core service businesses. At the same time, they must focus their energies on opportunities and businesses that have the most significant impact on the bottom line.

Ogden Corporation seeks to be the premier service company worldwide in its core specialties. Translating these strategies and tactics into significant new shareholder value will require the commitment of existing talent at all levels. Furthermore, Ogden must attract new employees with international expertise. The Compensation Committee believes that stock option grants help achieve these goals by offering performance-sensitive pay opportunities that directly align employee interests with the interests of shareholders.

Substantially all of the shares previously authorized under the 1990 Stock Option Plan have been granted to approximately 150 employees. Therefore, in early 1994 the Compensation Committee recommended that 3.2 million additional shares be made available for stock option grants. The Compensation Committee determined that a sizeable grant of new options to Ogden's senior executive management would best tie their interests to those of Ogden's shareholders. The Committee granted a 600,000 share option to R. Richard Ablon, Ogden's CEO; a 200,000 share option to Scott Mackin, President and Chief Operating Officer of Ogden Projects; and 205,000 option shares to three other named executive officers as described in the Proxy under the Report on Executive Compensation. We do not intend to grant additional options to these executives for at least four years. However, we do intend to use the remaining newly authorized option shares, which number over two million, for future options to employees who have operational responsibility that can significantly impact Ogden's results. With these newly authorized shares, Ogden will be able to offer more employees on a worldwide basis the opportunity for a significant ownership stake, which will pay off only to the extent that shareholder value is increased.

In conjunction with this amendment, Ogden's Board has approved an increase in its stock repurchase program to 3.2 million shares, the implementation of which is expected to materially offset any potential dilution to existing shareholder interests. Ogden's strong cash flow and overall financial condition are expected to provide the flexibility to repurchase shares in advance of any stock option exercise, thereby minimizing such dilution. We expect to be able to accomplish this repurchase program without impeding our growth and market development plans or eroding our very strong financial position.

In addition to increasing the shares reserved for stock option grants, our proposed amendment includes a number of other desirable plan improvements, which should further our goal of aligning employee and shareholder interests. The amendment also:

   - Prohibits options with an exercise price below 100% of fair market value;
   -  Prohibits repricing of "underwater" options;
   - Prohibits payment of options exercise prices with Ogden stock already owned; and
   -  Eliminates tandem and stand-alone stock appreciation rights.

We strongly believe that our amended stock option program will add value to Ogden Corporation stock. We urge your support by voting in favor of Proposal (3) at this year's Annual Meeting in May. Please call Nancy Christal, Vice President, Investor Relations at 1-800-858-0123 if you have any questions.

Respectfully,
On behalf of the Ogden Compensation Committee,

/s/Dr. Abraham Zaleznik

Dr. Abraham Zaleznik
Chairman, Compensation Committee
Member, Ogden Corporation Board of Directors